Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, December 24, 2021

FAIRFAX ANNOUNCES PRELIMINARY RESULTS OF SUBSTANTIAL ISSUER BID

Fairfax Financial Holdings Limited (“Fairfax” or the “Company”) (TSX: FFH and FFH.U) announced today the preliminary results of its substantial issuer bid initially announced on November 17, 2021 (the “Offer”), pursuant to which the Company offered to purchase for cancellation a number of its subordinate voting shares (“Shares”) for an aggregate purchase price not to exceed US$1.0 billion at a purchase price of not less than US$425.00 and not more than US$500.00 per Share. The Offer expired at 5:00 p.m. (Toronto time) on December 23, 2021.

In accordance with the terms and conditions of the Offer, and based on the preliminary calculations from Computershare Investor Services Inc. (the “Depositary”), as depositary for the Offer, Fairfax expects to take up and purchase for cancellation 2,000,000 Shares at a purchase price of US$500.00 per Share (the “Purchase Price”) under the Offer, representing an aggregate purchase price of US$1.0 billion. The Shares expected to be purchased under the Offer represent approximately 7.01% of the total number of Fairfax’s issued and outstanding Shares and multiple voting shares before giving effect to the Offer. As of November 17, 2021, the date the Offer was announced, there were 26,986,170 Shares and 1,548,000 multiple voting shares issued and outstanding. After giving effect to the Offer, Fairfax expects to have 24,986,170 Shares and 1,548,000 multiple voting shares issued and outstanding.

Based on preliminary results, 2,208,578 Shares were validly tendered and were not withdrawn pursuant to the Offer (including Shares tendered by notice of guaranteed delivery). As the Offer was oversubscribed, it is expected that shareholders who made auction tenders at or below US$500.00 per Share and purchase price tenders will have the number of Shares purchased by Fairfax prorated to approximately 90.4% of their successfully tendered Shares following the determination of the final results of the Offer (other than “odd lot” tenders, which are not subject to proration).

The full details of the Offer are described in the offer to purchase and issuer bid circular dated November 18, 2021, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR at www.sedar.com and were also filed on a Schedule 13E-4F with the U.S. Securities and Exchange Commission and made available on EDGAR at www.sec.gov (the “Offer Documents”).

The number of Shares to be purchased under the Offer, the Purchase Price and the proration factor referred to above are preliminary, remain subject to verification by the Depositary and assume that all Shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. Fairfax will announce the final results of the Offer following completion of take-up of the Shares.

Not an Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Shares. The solicitation and the offer to purchase Shares by Fairfax was made pursuant to the Offer Documents that Fairfax filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information, contact: John Varnell, Vice President, Corporate Development at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws. Particularly, statements about the Offer, including the actual number of Shares to be taken up and paid for in connection with the Offer, the purchase price, the proration factor, the number of Shares and multiple voting shares expected to be issued and outstanding after completion of the Offer, and statements regarding future results, performance, achievements, prospects or opportunities of the Company, are forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by a novel strain of coronavirus (“COVID-19”), and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.